Exhibit 99.1

JOINT FILING AGREEMENT

AGREEMENT dated as of December 4, 2025 by and between General Purpose Acquisition Corp Services LLC, a Cayman Islands limited liability company, Peter Georgiopoulos and Leonard Vrondissis (together, the “Parties”).

Each Party hereto represents to the other Party that it is eligible to use Schedule 13D to report its beneficial ownership of Class A ordinary shares, $0.0001 par value per share, of General Purpose Acquisition Corp. Each Party hereto agrees that the Schedule 13D, dated December 4, 2025, relating to such beneficial ownership, is filed on behalf of each of them.

Each of the Parties agrees to be responsible for the timely filing of the Schedule 13D and any and all amendments thereto and for the completeness and accuracy of the information concerning itself contained in the Schedule 13D, and the other Party to the extent it knows or has reason to believe that any information about the other Party is inaccurate.

Date: December 4, 2025

General Purpose Acquisition Corp Services LLC

	By:	/s/ Peter Georgiopoulos
	Name:	Peter Georgiopoulos
	Title:	Manager of General Purpose Acquisition Corp Services LLC

Date: December 4, 2025

/s/ Peter Georgiopoulos
Peter Georgiopoulos

Date: December 4, 2025

/s/ Leonard Vrondissis
Leonard Vrondissis